Exhibit 99.1
Filed by SunEdison, Inc. (Commission File No. 001-13828) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Vivint Solar, Inc.
Commission File No.: 001-36642

Operator^ Ladies and gentlemen, thank you for standing by, and welcome to the SunEdison and TerraForm Power Q2 earnings conference call.

(Operator Instructions)

As a reminder, your conference is being recorded. I would now like to turn the conference over to your host, Mr. Phelps Morris, Vice President of Investor Relations. Please go ahead, sir.

Phelps Morris^ Good morning, everyone. Thank you for joining SunEdison and TerraForm Power's second-quarter conference call. My name is Phelps Morris, Vice President Investor Relations. From SunEdison, I am joined with Ahmad Chatila, our President and CEO, as well as Brian Wuebbels, our Chief Financial Officer. For TerraForm Power I'm joined by Carlos Domenech, its CEO, as well as Alex Hernandez, TerraForm's CFO, and finally Brett Prior, Director of Investor Relations.

Please note this call will include forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from management's current expectations. We encourage you to review the Safe Harbor statements contained in the slides titled Second-Quarter 2015 Conference Call, as well as the press releases and tables distributed earlier this morning which we have posted on our websites at www.sunedison.com as well as www.TerraForm.com. With that, I will turn the call over to Ahmad.

Ahmad Chatila^ Thanks, Phelps. Good morning, everyone. Welcome to our first joint earnings call with TerraForm Power and the first since the recent IPO of TerraForm Global. Today on going forward, we will give our investors a focused singular view of the development platform at SunEdison and the yield vehicles in TerraForm Power and TerraForm Global. It has taken a great deal of hard work to get to this point. I would like to take a moment to say how proud I am of all the work our employees around the world have put in to help us reach this point. Today, I will provide a few brief comments on our platform and execution, then turn it over to Brian to review our results. After that, we will turn the call over to Carlos and Alex to discuss TerraForm and its results in more detail. Finally, Brian will provide you with a view of how our integrated platform creates value for all shareholders, both SunEdison and TerraForm Power.

First, relative to our growth engine, the SunEdison Development Company. We continue to hit record levels in our key performance metrics, including delivering 404 megawatts of solar and wind projects, well above the high end of our guidance. This is another demonstration of our team's ability to execute on our plan and drive megawatt growth that directly translates to shareholder value. Even with this strong growth and projects delivered, we still exited the quarter with 1.9 gigawatts under construction, up by 1.1 from the previous quarter, and our diversified pipeline grew once again, now at 8.1 gigawatts with gross pipeline additions of 1 gigawatt versus last quarter. This continued strong growth gives us confidence to set 2016 guidance of 4.2 to 4.5 gigawatts, an increase by 50% over our prior outlook of 2.8 to 3 gigawatts provided at our Capital Markets Day earlier this year. In short, our business continues to accelerate, and you can see the confidence we have not only in the team's ability to execute, but in our ongoing shift in the energy market which shows the continued move towards solar and wind energies and their growing importance around the world.

Second, TerraForm Power continues to execute at a world-class level. TerraForm Power continues to deliver value and be a great lead in our space. They delivered $65 million in cash available for distribution, CAFD, during the quarter and dividends per share of $0.335, driven by strong execution and fleet performance. 2015 guidance for dividends per share is on track at $1.35, up 50% since the IPO. The ability to consistently execute is partly driven by the strong diversity of TerraForm Power's portfolio, both in terms of geography and in technology, wind and solar, which leaves shareholders insulated from problems at individual plants. Another key factor in TerraForm's success is our underwriting of strong assets, as evidenced by strong portfolio availability and performance. Carlos and Alex will talk more about the TerraForm results in a few moments.

Third, looking at our platform in totality, our multiyear transformation is largely complete. We expanded into wind with our acquisition of First Wind, and the team has executed extremely well on integrating that business into our platform and quickly capitalizing on synergies and expanded opportunities. We are now the number one global renewable utility scale developer with more than 50 gigawatts in development opportunities at SunEdison and more than 10 gigawatts of operating projects and third-party projects at the TerraForm YieldCos.

In distributed generation, which includes residential, commercial and industrial, we are also a leading player. Not long ago we announced acquisition of Vivint Solar, which we expect to close during the fourth quarter. We also recently completed the IPO of TerraForm Global, and with that SunEdison now has the ability to own and operate power plants globally, including attractive markets of China, India and Brazil. We expanded our capital formation with two warehouses, totaling a combined $2 billion, providing SunEdison with additional firepower for growth. Finally, we sold our remaining stake in SunEdison's semiconductor, completing our transformation to being solely focused on renewable energy, a process we began many years ago.

Platforms -- if you look at slide 7 on the platform slide, on this one it gives you a holistic view of our business model that we believe delivers value to all shareholders of SunEdison and TerraForm. We take our well-rounded and technology agnostic development engine that spans utility and DG and deliver high quality predictable cash flows through our drop-downs of contracted assets to TerraForm. Our M&A activity and third-party partners accelerate the growth of dividends to our YieldCo shareholders and further strengthen the value of our Company, and should increase the value of IDRs to our shareholders. The integrated model results in symbiotic relationship between GP and LP. In fact, in times of dislocation like those recently seen in the YieldCo financing space, due to our scale our GP can capitalize attractive growth for our yield vehicles, TerraForm Power and TerraForm Global, by providing drop-down projects at high IRRs that are well above the vehicle's cost of capital. Brian will show you more of that later. With a strong development engine and now two YieldCos, we have complete coverage wherever renewable energy projects are developed, constructed and owned. Our ability to drop projects into YieldCos creates a unique structure to generate cash. We've created significant moats around our business. Now that the pieces are largely in place, we are focused on execution, driving margin and enjoying the operating leverage of our increased scale.

On the last two slides, I want to show you the potential for a YieldCo market and the size that can become. I provide a context on the amount of capital that's focused on investing in these types of projects. The reason they attract this amount is due to the great long-term, high quality and predictable cash flows. Today, YieldCos are in their [infancy], but we expect they will follow a similar trajectory to MLPs and REITs and eventually comprise a large portion of renewable energy financing markets. With that, I will turn it over to Brian to review the quarter in more detail. Brian?

Brian Wuebbels^ Thank you Ahmad, and good morning everyone. Let me move to slide 10 in the presentation. Overall, the Company reported another strong quarter on the operational execution front. We delivered 404 megawatts, up 186 megawatts year over year. CAFD for retained megawatts was $63 million for the quarter, exceeding our guidance as well. On a forward-looking basis, the organic business continues to be strong, as we grew our pipeline with backlog to all-time records once again, adding over 1 gigawatt of gross additions. In addition, we look to deliver a strong second half of the year with 1.9 gigawatts of projects under construction at the end of the quarter, up over 1 gigawatt from where we ended the first quarter. Finally on the platform side of the business, we've made a number of critical strategic moves this quarter. First, we closed the $1.5 billion First Reserve Warehouse. Second, we closed the $500 million TerraForm Private Warehouse. We sold down the remaining stake of our semi business on July 1. And last week we launched TerraForm Global.

Now I turn to slide 11, while our M&A team has been in the news a lot lately, I think it's important to baseline everyone and remember that our core strength lies within our organic development business. The organic development team has consistently executed and has grown the business by 100 times since 2009. On slide 12 I want to highlight the quarter-over-quarter acceleration of the organic development engine of our business. As you can see, in all measures, the team has consistently executed in the growing of the development business, providing fuel for the future growth for both TerraForm Power and TerraForm Global. Our construction starts have increased threefold to almost 2 gigawatts, all in a capital efficient manner that I will discuss in a few slides. On slide 13 we show SunEdison's class leading growth engine at the end of the quarter. As of Q2, our platform provides us visibility into 56 gigawatts of projects around the world. Based on our historical conversions, we anticipate that we will convert almost 16 gigawatts of these projects -- opportunities into completed projects. Look at it another way, this represents $2.5 billion of CAFD we can drop into our TerraForm platform in the years to come. In addition, we also would remind our listeners that due to the short development cycle of the DG business, which includes commercial and industrial as well as residential business, the future potential contributions of those two businesses is not fully reflected in these numbers. Furthermore, given our conservative definitions, the MOUs in China and India that were announced are also not reflected in these numbers.

Let me move onto slide 14. Overall, the pipeline ended at 8.1 gigawatts at the end of the quarter, up 1 gigawatt as I mentioned previously. More importantly, the backlog is now at 5.6 gigawatts of contracted projects ready for construction, up 0.8 gigawatts on a gross basis. As I mentioned previously, projects under construction is now up to 1.9 gigawatts, showing the healthy growth in our Company and our ability to achieve the year-end results that we've discussed previously. In the upper right-hand corner we have cut the data so that you can see the percentage splits between the two vehicles, TerraForm Power and TerraForm Global. As you can see from the pipeline, TerraForm Power represents roughly 70% of the total. However when you look at the leads and qualified leads, the future development is more balanced, nearly equal and split for the two vehicles. And again, remember the pipeline does not include any of the MOUs in China and/or India for TerraForm Global.

On slide 15 I want to talk to you about cash. We show the cash walk at the end of the first quarter to the end of the second quarter for the consolidated businesses, including TerraForm Power. As you can see, we have a good match of sources and uses with the global private placements largely offsetting the acquisitions for TerraForm Global, as well as organic construction expenses being offset by warehouses, further illustrating the strong liquidity position in SunEdison. Of the $2 billion in cash at the end of the quarter, roughly $400 million was in TerraForm Power and $620 million related to TerraForm Global, leaving SunEdison, the development company, with greater than $1 billion of cash and sufficient liquidity to support the future growth of the platform. On the next slide I want to talk to you about how that's possible. You can see that we have multiple pools of capital that are at our disposal to continue to fuel our growth. In the last six months alone, we have raised over $2 billion in warehouse capital, all of which were oversubscribed. The combination of these structures with our world-class supply chain has allowed us to be very efficient in terms of our networking capital, as you can see on the bottom of the slide. These numbers represent the amount of working capital we will need to have invested to deliver next year's plan. Taking into consideration the fact that we are already at a construction pace of 1.9 gigawatts this quarter, the incremental investment will be minimal. Furthermore, I would like to call to your attention that not included on this page is the fact that SunEdison's current revolver is now up to $800 million of capacity, up from almost $230 million at the beginning of this year, again showing the strength of the liquidity position within SunEdison.

Now if we move on to slide 18, let's talk a little bit about Vivint. We are extremely excited about bringing their leading residential platform under the SunEdison umbrella, as they will significantly bolster our presence in the fastest-growing segment in the US solar market. In addition, Greg and his team will provide significant depth to the SunEdison management team as we continue to rapidly scale our business. As you can see on the slide, the business provides significant economies of scale, predictable drops, a boost to drop-down margins, and attractive IRRs with high credit quality off-takers for TerraForm Power. From a cash flow perspective, the unique platform of SunEdison by which we've split the development business and the asset ownership platform allows us to generate cash immediately at the time of the drop while still retaining an interest in the higher return cash flows within TerraForm Power. If you focus on the lower left corner, you will see that while we will add some fixed OpEx with the acquisition, the cost per watt -- excuse me, the cash margin per watt goes up dramatically. This higher margin provides offsets to the increased OpEx. In addition, the breakeven megawatt on a SunEdison standalone basis compared to the combined basis is nearly identical, with this deal bringing significantly higher volumes, as you can see on the last line. Next in the right-hand lower corner, let's focus on the expected IRRs for the asset. Assuming a conservative 50% renewal with no re-powering agreements, the IRR is 8.1%. If these customers decide to enter into a re-powering agreement, the IRR increases 10.9%. Put it another way. At the same 50% renewal rate, if half of our customers re-power and the other half does not, we're still left with a very attractive 9.5% IRR. As you can see, the residential space is very attractive for both SunEdison and TerraForm Power.

Now let's move onto slide 19. On slide 19 we show the OpEx as reported versus the cash OpEx. As a reminder, we stated that our cash OpEx for this year would be just over $600 million, and we are still on track for that for the remaining of the year.

If I go to slide 20, we will show our guidance. Full year guidance remains unchanged. For Q3 we expect the total megawatt range to be between 540 megawatts and 600 megawatts for the quarter. Retained megawatts will be between 490 megawatts and 530 megawatts. And third-party sales will be between 50 megawatts and 70 megawatts. An unlevered CAFD will be between $75 million and $85 million. As we previously announced, our 2016 guidance was raised by over 50% to 4.35 gigawatts for next year. With that, I would like to turn it over to Carlos, who will provide an overview of TerraForm Power.

Carlos Domenech^ Thank you, Brian. Good morning. This is Carlos Domenech, CEO of TerraForm. I'm pleased to have Ahmad and Brian joining us for this call in order to give you a more comprehensive understanding of our business.

Turn to slide 22. We had a solid quarter. Our operating fleet delivered $65 million of CAFD. This represents an increase of 67% versus our Q1 CAFD of $39 million. The strong performance was thanks to our fleet, geographic diversification and mix of generation resources. Our fleet continued to perform above our underwriting expectations. This is consistent and predictable cash generation as a result of having a full contracted portfolio with no fuel or commodity exposure. Our sponsor's development engine continued to deliver in the second quarter with project drop-downs of 146 megawatts. These power plants are expected to generate an average of $21 million of unlevered CAFD annually over the next 10 years.

Next, I wanted to highlight that we have sufficient capital on hand to support our 2016 DPS guidance of $1.75 without having to raise any additional equity. We currently have $1.3 billion of liquidity, which is more than sufficient to support our growth needed to reach 2016 targets. We expect to use this liquidity to fund the Invenergy and Vivint Solar acquisitions, which will provide us with the CAFD we need to meet our $1.75 of DPS. Beyond 2016, we have drop-down visibility from contracted assets to support our DPS growth guidance. On a pro forma basis we believe that we have the ability to grow our portfolio from 1.9 gigawatts today to 7.6 gigawatts over the next seven years -- three years, sorry. Nearly 2 gigawatts of that growth is expected to come from power plants that are already operating. Importantly, we recently closed a $525 million TerraForm Private Warehouse, which will hold the 521 megawatts of wind power plants that we acquired from Atlantic Power. This warehouse provides TerraForm with significant flexibility, as it allows us to drop down the assets at a time of our choosing. Finally, as result of our continued execution and strong fleet performance, we are declaring a second quarter dividend of $0.335 per share. This represents an increase of 48% from the IPO dividend set a year ago. In addition, we are reaffirming our 2015 guidance of $225 million in CAFD and DPS of $1.35. We also are pleased to reaffirm our 2016 DPS guidance of $1.75.

Turning to slide 23. We wanted to show the profile of our fleet, which we believe provides diversification through multiple geographies, generation types and distributed CAFD at the plant level. While our fleet is US focused, our power plants are located throughout the country, thereby reducing the risk of performance issues due to any weakness in solar or wind resources in any specific region or site. In the next section Alex will provide you with further details at the power plant level. As shown on the bottom row, our fleet has a long average remaining asset life. The majority of our plants are less than two years old. In addition, we have strong counterparties with an average credit rating of A minus. Finally, our assets are located in areas that we have long-term contracts with average remaining PPA or feed-in tariffs of 16 years.

Turning to slide 24. We have clear visibility to grow, both near-term and long-term, with operating assets in our warehouse and contracted assets in our call right list. By the end of this year, we expect to have 788 megawatts added from Vivint Solar and from partial drop-downs of two wind farms for the Invenergy fleet. The remaining 665 megawatts of Invenergy assets we intend to warehouse, alongside the 521 megawatts of Atlantic Wind power plants. Furthermore, we have identified another 3.7 gigawatts of SunEdison call right projects that are eligible for drop-downs in the coming years. Thanks to the $1.5 billion First Reserve warehouse that has been established, we have discretion on when we acquire these drop-downs from SunEdison, thereby giving us significant flexibility around the timing of future acquisitions.

Turning to slide 25. Given our strong visibility to DPS growth, we are reaffirming our DPS guidance for 2015 of $1.35, which represents a 50% increase since our IPO. And we're reaffirming our DPS guidance for 2016 of $1.75, which represents a 30% increase year over year. In the next section of our presentation, Alex will provide you the CAFD detail and illustrate why we are confident that we will be able to meet or exceed our DPS targets on an accretive basis for the next several years.

Finally, I would like to reiterate our philosophy. Strong execution leading to robust CAFD growth which allows us to continue to raise our dividends quarter after quarter. With that, I'd like to turn to Alex Hernandez, our Chief Financial Officer. Alex?

Alex Hernandez^ Thank you, Carlos. Let me turn to slide 27 which summarizes our operating and financial results for the second quarter. We are very pleased to report a strong quarter. Our assets generated 944,000 megawatt hours, reflecting a capacity factor of approximately 24% across the entire fleet. Our wind power plants performed particularly well during the quarter, exceeding our expectations. As a reminder, our wind fleet benefits from significant geographic diversity, as our assets are located in the Northeast and Hawaii, two geographies with uncorrelated wind regimes. Our solar power plants performed more in line during the quarter and maintained a balanced generation mix for the portfolio. I will provide greater detail on diversity of our operating portfolio momentarily.

Revenue during the quarter was $132 million and adjusted EBITDA was $108 million. Please note that revenue and adjusted EBITDA only reflect recognition of a partial economic ownership period for the completed acquisitions of the Integrys, Duke, Invenergy Solar, and Moose Power portfolios during the period. Pro forma for a full quarter of economic ownership, revenue and adjusted EBITDA was $139 million and $114 respectively. CAFD was $65 million in the second quarter, reflecting the strong operational performance of the assets. This represents a significant increase from our $39 million of CAFD reported during the first quarter. Finally, our operating fleet has continued to grow concurrent with our execution of organic drop-downs as well as the integration of third-party acquisitions during the quarter. As of the end of Q2, we owned 1,883 megawatts, an increase of 228 megawatts, driven primarily by our drop-downs from SunEdison during the quarter. I will provide further detail on the Q2 drops in a moment.

Let me turn to slide 28. As we have discussed with you in prior quarters, we were pleased to see the benefits of our operational strategy in Q2, which is underpinned by a diversified portfolio across various geographies and generation sources. TerraForm Power's generation fleet today is comprised of 548 discrete power plants across the United States, United Kingdom, Canada and Chile. As you can see illustrated on this page, our largest project, the Mount Signal Solar Generation facility in California, only comprises 7% of our CAFD. Nearly all of our other power plants comprise less than 5% of our CAFD, and approximately 60% of our CAFD comes from a diversified set of power plants across many geographies and customer sites in the US. As Carlos described earlier, our fleet is 73% solar and 27% wind on a megawatt basis today, which also provides a balanced generation mix. This portfolio diversity, which we have worked hard to create as part of our overall strategy, has been a key contributor to the strong operational execution in Q2 and in prior quarters.

Let me now turn to slide 29. We continue to focus on the execution of our organic growth plan and drop-downs from SunEdison. During the second quarter we acquired 146 megawatts from SunEdison comprised of 14 power plants in the United States and the UK. All of these power plants were in the SunEdison drop-down inventory, which we refer to as the call right list. The drop-down portfolio is expected to generate $21 million of 10-year average unlevered CAFD, or $12 million of unlevered CAFD during the 2015 period. When we lever these cash flows at our target cap structure, we expect they will provide attractive levered cash-on-cash yield of 9.5%. It is important to note that these drop-downs were financed with our prior capital raises during the quarter. Finally, these drop-downs have a weighted average contract life of 18.5 years with A-minus rated investment grade off-takers and continue to enhance TerraForm's portfolio.

Turning to slide 30, which summarizes TerraForm's liquidity position. We have consistently operated with a conservative balance sheet with debt levels well below target while also maintaining significant liquidity. As of August 5, 2015, TerraForm Power had total liquidity of $1.3 billion, including unrestricted cash of $665 million and a fully undrawn five-year revolving credit facility. TerraForm Power received a commitment to increase the size of its revolving credit facility by $75 million to $725 million. Additionally, the Company amended the maximum permitted size of our revolving credit facility to $1 billion, commensurate with the growth of the Company's asset base and cash flows. In addition to our balance sheet liquidity, we also benefit from incremental liquidity provided by the warehouse facilities we have developed with our sponsor SunEdison and our infrastructure partners. I will discuss this in greater detail in a moment. To the right of the slide you can see that debt funding as reflected by our bond yields. Our bond spreads have compressed significantly on a relative basis to our peers and remain at attractive historical levels. Our 2023 notes are currently trading at 5.8% yield, in part resulting from our disciplined leverage and compliance with our financial policies since our inaugurated debt issuance. In short, we are pleased that the Company is in a very strong liquidity position and that our cost of funding remains low as a result of this disciplined strategy.

Turning to slide 31. As we have articulated to you frequently during the last year, we purposely run the business so we can weather periods of market dislocation and take advantage of opportunities in the interim. In addition to maintaining significant balance sheet liquidity, the warehouses we have developed with SunEdison and our infrastructure partners provide another important tool to fund the growth with significant financial flexibility. For example, our sponsor's warehouse facility with First Reserve currently has $1 billion of unutilized capacity to fund projects and [states] the timing of drop-downs into TerraForm. As we discussed with you last week, we intend to upsize these facilities to place assets from the Invenergy acquisition into the warehouses, thereby creating additional capacity to eliminate near-term equity needs at TerraForm.

Turning to slide 32. We've received a number of questions from our shareholders regarding our ability to meet our 2015 and 2016 DPS guidance in light of the current market environment. We also have received questions regarding the impact of IDRs on our future DPS guidance and overall cost of capital. Let me share our perspective on these two important topics and walk you through the details. If you take one message away from my update today, it should be the following: Our current portfolio and announced acquisitions are sufficient to deliver 2016 DPS in excess of our $1.75 guidance without incremental equity. Let's start with our 2015 guidance of $1.35 and walk you to TerraForm's DPS power in 2016. Our portfolio as of June 30 generates a period CAFD of approximately $223 million. Based on this period CAFD as well as our current share count of 140 million shares and an 85% payout, we are able to deliver our 2015 CAFD and DPS guidance. Recall, that we exit every quarter with a higher run rate of CAFD as we drop new assets into the portfolio. That run rate of CAFD as of Q2 is now $249 million. Utilizing the same payout ratio and share count, our run rate CAFD translates into a current potential dividend of $1.49 per share.

Now let's turn to the impact of the acquisitions and Q3 drops on this DPS power. The $0.33 of incremental DPS and $71 million of incremental CAFD illustrated here includes three components. Number one, $81 million of unlevered CAFD from the Vivint operating asset acquisition. Two, $16 million of CAFD from the two Invenergy assets, Raleigh and Rattlesnake that we anticipate buying directly into TERP. And three, $18 million of CAFD from the anticipated drop-down of the Oakfield plant from SunEdison in Q3. Net of incremental debt service of approximately $44 million, this results in $71 million of incremental run rate CAFD from these asset acquisitions. You can see that our run rate CAFD rose to $321 million. On the basis of this run rate CAFD, our current share count and an 85% payout the dividend power of the business, assuming no further drop-downs, increases by $0.33 to $1.82 per share. We've also broken out the anticipated IDR payments at this level, which are $18 million, which is about 6% of this run rate CAFD. You can see we are able to deliver significant DPS growth in 2016 to our Class A shareholders from the current portfolio, net of IDR payments to SunEdison.

Let me turn to slide 33. Now let's dig a bit deeper into the second topic regarding our cost of capital and the impact of IDRs on this cost of capital. On this slide you can see TerraForm's cost of equity is approximately 7.28%, assuming a 20-year risk-free rate to match the long contracted life of our assets. We also utilize a power asset infrastructure beta and a standard equity risk premium. Second, our cost of equity reflects both dividend yield and the expected long-term growth in DPS. Given our current dividend yield, our equity implies only a 2.78% long-term growth, clearly below our stated growth objectives. As a point of reference, using TERP's retained cash flow for the investments would achieve this implied growth rate without further external financing.

Let me turn to slide 34. Here, we illustrate how our cost of equity and WAC are affected over time by the impact of IDRs. You will see on the charts on the right-hand side of the page three streams of cash flows. Number one, cash flows returned by TerraForm for reinvestment, are in light blue. Two, cash flows distributed to our common shareholders in dark blue. And three, IDR cash flows distributed to SunEdison, highlighted in orange. It is important to note that the cost of capital is affected by the aggregate share of cash flows that are received by the GP as opposed to the marginal rate on such distributions. At our 2015 DPS guidance of $1.75, SunEdison's IDR share of CAFD is only 4%. Extending this forward through 2019 at our $2.71 long-term DPS target, IDR share is approximately 23% of CAFD. Recall that we've always shown our dividends to the Class A shareholders net of any IDR payments to SunEdison. Translating this IDR impact on our cost of capital leads us to the conclusion that the IDR impact is modest and does not hamper our ability to grow the business accretively. Our weighted average cost of capital without IDR is 6.64% as reflected on this page. This WAC increases by approximately 10 basis points when we hit our $1.75 2015 guidance and approximately 65 basis point in 2019 at our long-term $2.71 dividend target as we work through the high splits. Again, the key message here is that our cost of capital is affected by the aggregate share of cash flows that are received by the GP and not the marginal amount. This impact is modest, even when we double the current dividend to our common shareholders.

Finally, let me turn to slide 25. Before I turn it back to Brian, I'd like to leave you with one final thought. TERP underwrites projects with yields and IRRs at significant premiums to its WAC. On this page we illustrate the unlevered yields of assets acquired by TERP since our IPO last year. These acquisitions have a weighted average unlevered yield of 8.3%. This yield is certainly higher when we measure it on a levered basis and consistent with our 8% to 10% levered yield range. When measured against our WAC of 6.74%, including the impact of IDRs at $1.75, this unlevered yield generates an average WAC spread of approximately 1.5%. In short, we continue to underwrite projects to IRRs and yield that drive significant value and accretive growth to our shareholders. With that, I'll turn the call back to Brian, CFO of SunEdison, for some closing remarks.

Brian Wuebbels^ Thanks, Alex. I'm going to turn to slide 38 now. While Ahmad covered this earlier, I want to reiterate the power of the platform that we've created. At the SunEdison development business, we create value by signing up long-term high quality contracted cash flows which we drop into our asset ownership vehicles, TerraForm Power and TerraForm Global. These vehicles provide class-leading distributions to the TerraForm Power and TerraForm Global shareholders as well as SunEdison as the sponsor.

Let me turn to page 39 and talk to you about how the platform creates value. I know there's a lot of numbers on this page, so let me walk you through it. We show a specific example of our integrated business model and our ability to create value for both SunEdison and our yield vehicles. This specific example is for a US utility project drop to TerraForm Power. While the numbers would be different for DG or international projects, the basic concepts would hold for either DG to TerraForm Power or international assets to TerraForm Global. The key takeaway from this slide is that SunEdison can economically drop projects at a significant spread to TerraForm Power's cost of equity and cost of capital. Focusing on the middle column to the left, assuming we drop a project at the 9.5% leverage yield, we would make $0.27 of operating margin at the DevCo level, including all costs and OpEx. On the top of the development margin that SunE would earn, we would benefit from increased dividends and IDRs from our LP and GP stakes of TerraForm Power. In this example, we value those at 40 times which is equal to $0.80 of value creation on those drops. In total, a project of this type would be worth $1.07 to SunE in total value creation. Off to the right we show the numbers in 2017, as you can see how the cost road map mitigates the impacts of the ITC step-down. As it relates to TerraForm Power, Alex walked you through our view of cost of equity and WAC. As you can see on this page, SunEdison earns an attractive return when it drops projects at fair market value, whether at 8%, 9.5% or 11% yields. The key takeaway here is that SunEdison can provide project drop-downs to TerraForm Power at IRRs well above its cost of capital. And due to our scale, even at higher yield and IRRs, SunE would still earn economic profit and generate cash on its project development business. In short, our model allows for highly accretive drops for the benefit of TerraForm Power shareholders that also benefit SunEdison shareholders. Because of the robustness of our model, we can withstand moves in interest rates and cost to capital changes while still maintaining the model. To repeat what I said earlier, although project economics such as PPA rate and insulation costs would be different, this same type of model holds for our ability as a developer to drop projects to TerraForm Global at attractive spreads to its cost of capital while still benefiting at the sponsor level as well.

In closing, with our recent moves and acquisition of Vivint Solar, SunEdison's platform transformation is largely complete. Our organic core business has never been stronger or more robust, the momentum in our business is real, and evident as the business is running at record levels. We remain bullish on the future prospects as the market leader in the renewable energy space. And as always, we thank you for your continued support.

Operator, please open the line for Q&A.

+++ q-and-a

Operator^ (Operator Instructions)

Patrick Jobin, Credit Suisse.

Patrick Jobin^ Hi, guys. Thanks for taking the question, and great work on the organic execution. Question for Brian. Just as I think about DevCo cash generation here and some options you have. First, at Capital Markets Day, I think you guided to a 2016 exit run rate well north of $200 million a quarter. So I guess with higher volumes and Vivint's contribution, that number would be higher, more than $2 a share? That's first part. Second part, just thinking about trying to bridge revenue and cash margin for drop-downs that occurred in Q2. Third part, sorry for multiple parts here, related to that for the forgone gross margins in the supplemental. I'm just seeing like 12%. If you could help bridge that, or if that's part of the metric you can tweak back and forth to maximize IRRs. Thanks.

Brian Wuebbels^ Thank you, Patrick. I think, look, scale is very important to us. I think you see in the Vivint example that we showed that the combination and the scale that that business provides, despite the belief that residential is a cash-using business, by structuring it the way we do by breaking apart the pieces, you create cash. And you create a significant amount of leverage. And I think what we're seeing is even on the OpEx front, we are seeing tremendous leverage. And I would tell you that the numbers that we showed for OpEx leverage on a cost per watt at the Capital Markets Day, that we will beat those for next year. So we're seeing the leverage. We are seeing the benefit of that scale.

As far as the margins, the margins that we show in the supplemental data do include the drop-down margins for TerraForm Power as well as TerraForm Global. So they are representative. The margins were in the low teens this quarter at a 9.5% levered cash yield. So just remember, TerraForm's guidance is that they would drop projects at an 8% to 10% levered cash yield. If you remember the WAC slide that Alex showed, at any of those levels, those are in excess of our cost to capital. And at the 9.5%, they are significantly above their cost of equity on a levered basis. And even if you looked at it on an unlevered, at 8.5%, it's still way above the WAC of TerraForm Power. So that is what we feel is the strength of the model, is that by having low to mid-teens while still providing the high end of the return range to TerraForm, I think shows the strength of the model. And as we move forward and we see additional cost reductions, we see the ability to push that even further. So hopefully that answers your question.

Patrick Jobin^ It does, thank you.

Operator^ Julien Dumoulin-Smith, UBS.

Julien Dumoulin-Smith^ Hi, good morning.

Ahmad Chatila^ Good morning.

Julien Dumoulin-Smith^ Ahmad, perhaps any comments, you started out by suggesting that a strong parent could provide additional flexibility to the TerraForm sponsor here. I'd just be curious, how are you thinking about the advantages there? And specifically to the extent to which the malaise continues, providing perhaps a premium yield for the TERP entity to perhaps realize better accretion or what-have-you, given the current equity price.

Ahmad Chatila^ Thanks, Julien. So we showed a lot of data today, actually. One of them is we have growth locked in without any equity raises in TerraForm Power. So that you can see that. But more importantly, we showed you our strategic depth in our cost structure and our business model, that we can withstand much higher IRR drop-downs for the vehicle in a time of distress and still make cash margins. And the numbers will only get better as time progresses. So 2017 will be better than 2016. At the end of the day, Julien, our model only works if the LP unit shareholders make money. We're going to do whatever it takes to ensure that that happens. So that's our view.

Julien Dumoulin-Smith^ Excellent. And then perhaps a follow-up here. So much attention, obviously, on Vivint of late. If I can ask you just to elaborate a little bit of where you're getting the confidence, or how you think about the renewal rates for the Vivint transactions, given that you guys, I think, centered in here on the 9.5% IRRs in the presentation here.

Ahmad Chatila^ Yes. Let me tell you how I look at it. First of all, the underwriting today is very conservative. They are giving pricing lower by 20%. If you look actually of the retail pricing in the United States since 2001, this has been growing at 3.5% per year, and for the last 5 years at 3% per year. So using that data, if things don't change, the retail pricing in the United States will double in 20 years after the contracts are signed today. While solar costs will go down significantly during that time.

If you look actually when I started in this business in 2009, we used to buy a panel, 72-cell panel, at 230 watts. Today we do it at 350 watts. So in 20 years from now, clearly the efficiency of the panel will increase in a big way and the cost road map will decline, too. So all of the sudden there is a significant gap in value creation. And what happens at that time is, maybe a year or two before the end of the life of the contract you can re-power someone and make significant value -- create significant value. Only the person who has installed base can do that. No one can show up 20 years from now and say, well, I want to enter the business if they don't have the scale. So only if you are number one or number two you can do that. And we have not said really what we truly believe, which is 90% will renew and re-power. We are seeing at a 50% rate, which is very low, we can get 9.5% IRRs, which is incredibly attractive. So that's how we see it, Julien.

Julien Dumoulin-Smith^ Excellent. Thank you.

Ahmad Chatila^ You're welcome.

Operator^ Paul Coster, JPMorgan.

Paul Coster^ I have two questions. The first one is, I've had a few inbound queries regarding wind assets. You've explained how your geographic locations protect you against some of the issues that are out there. However, can you talk a little bit about the assets that have not been dropped down yet in Atlantic Power and Invenergy, and how they are performing? The second question really is more philosophical here, which is obviously the market's having a little bit of indigestion here with the pace at which everything is moving. I'm wondering if perhaps TerraForm should ratchet down maybe the forward growth expectations just a tad. I don't think you're getting rewarded for it, anyway. And then perhaps make it a little bit more palatable to investors who maybe are a little bit concerned about the pace and execution challenges which come with that? Thank you.

Ahmad Chatila^ Thank you very much. I would like Carlos to respond to both questions. Carlos?

Carlos Domenech^ Thanks Ahmad. Thanks Paul for the question. Look, as Ahmad and Brian and Alex mentioned, this whole machine works together. And as always since the IPO, we reiterate, we do M&A on a discretionary basis because we have an organic engine that is humming and gives us this ability for future growth, period. That's why today we are very confident about the guidance that we're providing at $1.75. And as Alex mentioned, we have enough liquidity to cover the 2016 funding. Second, when you look at our long-term guidance, we always do it with the strength of our sponsor. So again, Paul, we don't need to do M&A to grow. We don't need to issue equity to execute on our 2016 plan. So whatever happens in the market, we believe strongly that we have what we need to go ahead and move on.

The second part to your question in terms of indigestion and so on, as Alex mentioned and Brian also, we have the ability to use warehouses to absorb not only SunEdison drop-downs that might go beyond our guidance, but also third-party M&A. Our focus is our sponsor drop-downs, execution of our operating portfolio, that's what we are focused on, Paul. Now, in terms of changing our long-term guidance, we feel confident that we have sufficient visibility to maintain what we've already provided and guided. Today we talked about 2016. But we haven't changed the guidance that we provided you earlier in the quarter on 2017, 2018 and 2019. Does that answer your question?

Paul Coster^ Yes, it does. But I think that there's another question here to do with execution. Can you do all of this? I mean obviously there is a massive pipeline you can execute on here. You could probably increase your growth rate if you wanted -- if the markets were willing, but perhaps the market's telling you to moderate the growth expectations. The MLP analogy is very well taken. However, that took years to play out, and you seem to be doing it in quarters. And it just seems too much, I guess.

Carlos Domenech^ Paul, we have to execute on what we have in front of us of that we are confident. Again, 2016, we've shown you that we've got everything that we need to execute. We have shown you that we also have the ability to expand and scale our warehouses. And that we are very confident with the guidance that we provided you. Now, will we increase that guidance or not? We will see. We'll take one quarter at a time. We're not going to issue equity at the current prices for the foreseeable few quarters. And as far as lowering the guidance, we're not going to do it because we believe strongly that we've got what we need to execute on the guidance that we've given you.

Paul Coster^ All right. Fair enough. The wind assets that are up in the warehouse, can you just give us a quick comment on how they are performing?

Carlos Domenech^ They're performing according to our underwriting criteria or better, Paul.

Paul Coster^ Okay. Thank you very much.

Operator^ Brian Lee, Goldman Sachs.

Brian Lee^ Thanks for taking the question. I had a bigger picture question, and it sort of relates to the RSC disclosure you provided, which was great. Just trying to gauge, Brian, at what volume levels the organic DevCo engine can be standalone cash flow breakeven ex-dividends and IDRs? I get to somewhat close to 5 to 6 gigawatts, which would not be until 2017 based on your guidance. And that's assuming a 20% gross margin level, your current interest cost and then assuming another $300 million or so in Vivint OpEx on top of the current run rate. So question would just be, does that seem to be about in the right ballpark? And then what levers could change that math between now and the next several years?

Brian Wuebbels^ Actually, thanks, Brian. Appreciate the question. I believe the breakeven much sooner than that. I think we've stated it previously, that we expect to be cash breakeven as we get into 2016 for the operating company. And I think what you see is from the page that I showed on Vivint, that doesn't change it, right? I mean, we've showed you that the cash breakeven on Vivint, given our model of being able to take the cash immediately it won't stop, assets are operating versus financing them on our balance sheet allows us to have a breakeven point that just over 400 megawatts. Clearly, we will do much more than that, probably north of 800 megawatts in residential in 2016. So that business is going to be cash generating in 2016. Because of that, we don't see the breakeven point, or the point of which we're going to generate cash within SunEdison being any different than what we've said previously, which is as we get into 2016, the operating company for SunEdison will be cash positive.

Ahmad Chatila^ Any other questions, Brian?

Brian Lee^ No, that's all I had. Thanks, guys.

Operator^ Krish Sankar, Bank of America Merrill Lynch.

Krish Sankar^ Thanks for taking my question. Ahmad and Brian, I have two questions. First one. What kind of returns are you getting on your international projects to date? How sustainable are they? Second one, I am curious, the return on your development versus asset sale. How do you see the spread and how do you think about drop-down prices versus TERP’s, I guess, moving or fluctuating cost of capital?

Brian Wuebbels^ On the first one, obviously we see spreads being much higher in the international markets. We've talked about this when we were on the global road show. You are seeing anywhere between 200 to 400 basis points wider spreads in the international markets than you do in TerraForm. So from that perspective, we feel very confident, given our track record of selling projects in these markets to third parties understanding what the real market price is. At those market prices, even at the level of cost to capital that TerraForm Global is at right now, we can provide accretive drop-downs to TerraForm Global. And I think that's what's fundamentally different, is that the return expectations in these markets are just a lot higher because the cost of capital of the competition in those markets is much higher. So for us, that is really the strength of the model.

The second one, your second question was, just reiterate?

Krish Sankar^ (Inaudible) development versus asset sales, what do you think is (multiple speakers) how you think about drop-down prices?

Brian Wuebbels^ I think as we've shown on the example, for us, even before the market dislocation, we were dropping projects into TerraForm at the high end of their return expectations because we believe providing accretive earnings to the TerraForm Power shareholders is what creates the most value for the platform. And I think you can see from the margins that we have and the cost road map that we have, that being able to provide those spreads and even wider spreads to TerraForm Power on a go-forward basis works and creates a tremendous amount of value for all shareholders involved. That's why we see the model that we've created, the strength of it. The second piece is, from a selling to third party, it's not that much different. For us, you sell projects to third parties and you see other publicly announced data. You're making, on a project sale you're making mid-teens, teens-type margins on selling projects. So for us, if I can sell projects to TerraForm Power at teens margins and provide them a 9.5%-plus return, and I get to participate in the future cash flows of those projects, we see that as the winning model.

Krish Sankar^ Thanks, Brian.

Operator^ Vishal Shah, Deutsche Bank.

Vishal Shah^ Thanks for taking my question. I appreciate the disclosures provided today. Ahmad, just want to better understand what the capital requirements for the SunEdison DevCo would be. I know you said that you have sufficient capital, but just in case of meeting your 2016 targets, do you need, you think your 1.9 gigawatts or your construction run rate, will that go up, and do you need to raise equity to fund the growth in 2016?

Ahmad Chatila^ Brian, why don't you -- thank you, Vishal. Why don't you walk him through one more time what we showed earlier today.

Brian Wuebbels^ I think, Vishal, I think the important thing is page 17. I think 16 and 17 where it shows the liquidity ending position for the quarter and it shows what facilities and firepower that we have in front of us, that's what gives us confidence. Going from 800 megawatts under construction to 1.9 gigawatts while being able to have the warehouses is really the power here. As you noticed on page 17, we're working on additional project equity-type revolver facilities as well. So we continue to add to the firepower of the Company, and I think that's the thing that you would notice mostly with SunEdison, is that our ability to innovate on capital structures and on being able to build out this growth in a capital efficient manner is what really differentiates us. And I think that will continue.

I don't see, given our ability to ramp the way we have been able to ramp, I don't see that changing in the future. If anything, I see because of the scale and the quality of the projects that we have, the sources of capital, as we've mentioned previously, every time we've gone and done a warehouse, we've been oversubscribed with investors in those warehouses. And I don't see that trend stopping. And I think being able to expand these, as you are going to see as we move through creating the warehouse for Invenergy, I don't see that being an inhibitor to the growth of the Company. So hopefully that helps, Vish.

Vishal Shah^ Yes. Thanks, I appreciate that. Just one other question. When you look at the margins, the DevCo margins, I appreciate the disclosure there. But is it fair to say that given where the cost of capital is for you guys today, your focus would be more on organic growth versus M&A, and then that's one of the ways you can protect the returns as well as the margin structure of the Company?

Brian Wuebbels^ What I would tell you, Vishal, is that has always been our strategy. Strategy has always been about the organic growth engine. We believe, like I said earlier, I think the press is giving -- our M&A team, which is excellent, has gotten a lot of press lately. But the reality is what underpins all of this is the execution and the growth of our backlog and pipeline and the ability to continue to deliver margins, even as pricing has come down, cost reductions have come down, we've showed you the returns, we've showed you that we continue to drop those projects into the vehicles at high returns, and we think that’s the underpinning. I think if you take that away I think M&A doesn't work. And we've always said this. We've done a few big M&As. M&A is merely, as Carlos always says, opportunistic. It is an accretive acquisition and we go and do it. But I would tell you that the focus in the Company, now and always has been, fully on the operating execution. And you're going to see that continue. You're going to see next quarter when we sit here on this call, we hope to be in the exact same position we are today, which says that we executed and we grew the backlog and pipeline once again.

Vishal Shah^ Thank you.

Brian Wuebbels^ Thank you, sir.

Operator^ Ben Kallo, Robert W. Baird.

Ben Kallo^ Thanks for taking my question. Good morning. As you guys look on a broad perspective if I take a step back, just so we understand your comments clearly. Your pace of growth, and going back to Paul's question, do you see it staying at the same rate, accelerating or decelerating?

Ahmad Chatila^ Okay, Ben. Good morning. Let me tell you what. We only do things that we think we can execute on. If you look at actually our Vivint acquisition as well as doing TerraForm Global, we've been talking about two things for three years. That the residential business is very important. Since Capital Market Day in 2013, we said that. And that the international market is very important. So we have built the scale in the organization and the OpEx to deliver on that. Now, we are mostly complete at this time. So the focus for me, the next 1.5 years is to really absolutely execute on all the stuff that I have in front of me, which I am confident we can do. In executing, it's very important to add talent. So a lot of the decisions that we make is about adding senior leaders and mid-level managers who are able to help us in the process. So if you look at the Vivint team, they are very exceptional in that regard. So we are very confident about that, Ben. Otherwise we would not have done it.

Ben Kallo^ Great. That's a great answer there. Overall, there's a lot of moving parts here at all different entities. Could you just walk me through the different capital raises that need to take place for announced deals, whether at the debt market level or at the warehouse level, just so that we know what is out there and what needs to be done?

Ahmad Chatila^ We're going to split the answer, Ben, into two pieces. One, we are going to get Alex to talk about the TerraForm side. And then Brian to talk about the DevCo side. So Alex, please go ahead.

Alex Hernandez^ Thanks, Ahmad. With respect to the announced acquisitions, as we mentioned on our call last week. In order to fund the Vivint assets that will come into TerraForm Power as well as the Invenergy assets, we're able to do that, Ben, entirely with cash on hand, as well as the assumption of debt and a little more project debt within our portfolio. And so those assets that are coming into the portfolio for TerraForm Power would be fully funded on that basis. And you will recall that we executed both an equity financing as well as a debt financing over the last couple of months. Second, with respect to the balance of the Invenergy portfolio, as we mentioned also last week, that's approximately $1.5 billion of financing need that we anticipate being met by the upsize of the warehouses that we closed earlier during the course of the year.

Ben Kallo^ Just going back to the debt, what's the timing on that for that closing?

Alex Hernandez^ Can you say that again? The timing of which closing?

Ben Kallo^ The debt for the acquisitions

Alex Hernandez^ We executed a $300 million bond deal earlier in the month. So that's behind us already. That was related to the Invenergy asset acquisition. And then secondly, as we mentioned last week, there is an incremental $200 million high-yield bond that we anticipate issuing in the second half of the year as well, and that will be the final piece of the public market debt issuance for those acquisitions.

Ben Kallo^ Got it. And so that's all the financing of the three entities that we should expect in the near term?

Brian Wuebbels^ Yes. Ben, this is Brian. At the SunEdison level, I think you saw on page 17, with the facilities we have in place, obviously we're always working on other construction-type facilities. We've mixed the way we fund SunEdison's growth through warehouses, which is the First Reserve warehouse, which we believe we can expand but we are not planning that in the working capital model that we showed you on the page. The second thing is, we do have our corporate revolver, which we have been very successful in expanding and is primarily used for LCs to fund the development company. And we see that possibly expanding as well, and we're working on that. We are working on other -- on a project-by-project basis, we still do construction financing. And so for some of the larger projects, it is still very cost-effective to do one-off construction financing for those. So all of that is not locked in throughout the end of 2016, but again, that's very standard run of course construction financing. But as far as corporate financing, we don't see any additional financings to be able to achieve this growth.

Ben Kallo^ Got it. Thank you very much for that. My final question on TerraForm Global. How should we expect your growth rate there and the changes to the deal, how do you guys view those with the smaller deal size going forward? Obviously, I think there's still some good assets out there that will give you enough room on the spreads, but how does the smaller deal size affect your growth rate?

Ahmad Chatila^ We're going to give you a couple of the answers here. One is going to come from Carlos. He drove the IPO, and Brian was there. Brian also is going to give you the view from the parent. So let's talk with Brian first. Brian, how is our view in terms of TerraForm Global and how it's going to be -- we're going to be effective in that regard?

Brian Wuebbels^ I think -- thanks, Ben, for the question. I think we don't see the result of the IPO being any different in the future strategy of what we're going to do in that business. If you look at the capital and the liquidity that's in the business, as well as the dividend forbearance that the parent has done through 2016 on that, there's sufficient capital within the vehicle to be able to grow that business for the first 12 to 18 months at its 20% stated dividend rate. So still be able to take drop-downs into that vehicle. And as Ahmad mentioned earlier, for us at these levels, given the profitability and the spreads that we have in these regions in these markets, we see the ability to provide a -- disproportionate returns for those global shareholders, even at these current cost to capitals that are in the vehicle. So we see accretive earnings and dividend growth still very possible in this. And I think by, as Ahmad said, by catalyzing the growth of these vehicles, we believe the investors are going to see how committed we are to them and how important it is to have this symbiotic relationship between the vehicles. So we don't really see this changing. Clearly, what we've seen in the TerraForm example is that the cost of debt, no matter where we start, always improves. And we see that trend being exactly the same within TerraForm Global, is that by execution, by performing -- the assets performing, the confidence that the debt-holders have in these assets, will show in the future. So that's what we see, Ben. We don't really see a change in strategy. And we see plenty of firepower at the parent level to be able to support accretive earnings for the vehicle.

Ben Kallo^ Thank you.

Ahmad Chatila^ Carlos?

Carlos Domenech^ Yes. Thanks, Ahmad, Brian. Ben, it's pretty straightforward. First, we are guiding to a three-year 20% DPS guidance. That has not changed. This is supported by a one-year fully funded liquidity plus that we got from the IPO proceeds. So you can say that we don't need to raise any additional capital, at least for the next year. The next component is we -- it's all about organic execution. We've got 1.4 gigawatts of operating assets that support a $231 million of CAFD and $1.10 dividend. Our future growth is locked in with 1 gigawatt of operating assets that we could drop down at any point in time. It's supported by 4.9 gigawatts of contracted assets that will get built over the next three years. That is also in the call rights today. And it's further supported by our visibility into SunEdison's organic engine, as Brian mentioned. So we have full visibility to projects that we have in hand. And I go back to, it's all about execution of our organic platform. The last piece that I will give you with is when I take all the lessons learned from TerraForm Power, we're going to accelerate an international warehouse, we're making great progress there, and that takes us beyond the next six quarters. Thanks for the question.

Ben Kallo^ Great. Thank you very much, guys.

Ahmad Chatila^ I just want to put my arms around this because it seems like the current yield on global assumes no growth. And part of it is because the current -- people think that we have to put significant amount of assets just to make our numbers. The answer what people are missing is, we have significant lift between where we will drop the assets and the cost to capital of that vehicle. And because of that, we are very confident that the dividends per share will be delivered. So that's our view as well. Operator, next question.

Operator^ Michael Morosi, Avondale Partners.

Michael Morosi^ Thanks for taking my question. With respect to the organic development activity in the quarter, I was wondering if you could give a little more color around the different geographies and where you saw particular strength? And as we move throughout the year, how you expect that to trend over time?

Brian Wuebbels^ Thank you, Michael. I think the good news is we are seeing growth across the board. When you look at our additions to our backlog, it's very diverse. We see obviously the addition of First Wind earlier this year, and Paul Gaynor and his team has been a home run. And we've seen that not just grow within the US, but really enhancing our wind opportunities outside the US. The second piece is, the C&I business, the commercial business within the US, we are really seeing momentum in that business. We've put in, as we mentioned in the Capital Markets Day, that's a big focus of ours. And we have seen 200 to 300 megawatts worth of additions within the backlog alone in that area within the last couple of quarters, based on the execution of that team. So we like how that business is ramping.

Then of course, you've seen a lot of the announcements internationally. Our positioning in India as the number one developer is there. I think you're going to see that same momentum be there in China and in Brazil with the recent announcement. So it's very diverse. And I think that's the thing that we continue to see as a strength of SunEdison and a differentiator, is that we are not dependent upon one market or one segment for our growth. We are seeing movement across the board. So, thank you.

Michael Morosi^ Then you may have touched on this already, but as I look at the retained megawatts in the quarter, it looks like the CAFD came in at about $0.175 and guidance is closer to $0.145. I was wondering if you could give any more color around the upside there and specific drivers, and how you expect unlevered CAFD to evolve over time?

Brian Wuebbels^ Thank you, Michael. Excellent observation. We -- what you see in there is if you deconstruct the math, we dropped down 146 megawatts into TerraForm Power and we had other retained projects. A lot of those were in the global markets. Part of that was the seeding of the portfolio for TerraForm Global and other projects that are international. What you tend to see is that the international projects tend to have higher PPA rates. The power prices internationally are higher than those in the US. And so -- a lot of those projects on an unlevered basis, the CAFD per watt is higher. The second thing, that we've got the continued strength of the C&I business that we're seeing. So you're going to see that number move around quarter to quarter, much like ASP used to move around in the past quarter to quarter, because we have such a diverse mix. I'm still very confident of the long range, what we've discussed previously, which is represented in our backlog and pipeline of the $0.15 to $0.16 per watt CAFD.

Michael Morosi^ Thanks, guys. Great quarter.

Brian Wuebbels^ Thank you, Michael.

Operator^ Lee Cooperman, Omega Advisors.

Lee Cooperman^ Thank you. I must admit to having a certain amount of lack of knowledge of your business, but I have a partner that's done a terrific job of staying on top of you. My question really is more philosophical. There's a massive change in the absolute and relative prices of a number of your entities you are involved with. Does this create an opportunity for creating additional value for shareholders by capitalizing on the short-term pessimism in the Market, or is our financial resources pretty much earmarked for reinvestment in the business?

Ahmad Chatila^ Thank you, Lee. Thank you for joining us today. I will tell you two things. Number one, in this kind of dislocation, the strong get stronger. We are a lot more well set, better set than other people. And you can see from our ability to develop organically, having the YieldCos that we have, the only international YieldCo around in solar and wind. So because of that, we're very well set. The second thing I'll tell you is we are -- the focus that I have on my mind is two things right now. Number one of course is to execute the next six quarters. And number two is to ensure the yield on TerraForm Power and TerraForm Global is impeccable. And we're going to ensure that the drop-downs are at a significant wide width of -- versus the weighted average cost to capital of these vehicles. So we're going to continue to perform in that regard. I don't know, Brian, if you want add any comments.

Brian Wuebbels^ No, I think, Lee -- I think you said it well. For us, these moments of dislocation provide opportunities. I think for us, though, the most important thing at this moment is execution. For us, we have been very successful in doing accretive acquisitions. But at moments like this for us the most important thing, I think it's what we tried to bring focus back on this call, was that the underlying operations of the Company are strong. It's what has gotten us to this point. We haven't taken our eye off the ball. We are integrating all of these assets extremely well. And the underlying fundamentals, whether it's the operation of the fleet within TerraForm Power or the execution of margins within SunEdison or the OpEx leverage that we're getting in SunEdison are unchanged. So to me, that's how I see it. I think we see opportunities in this space, and we're not going to stop.

Ahmad Chatila^ There's two ways to execute in business. Number one is to really do the operational execution, be focused, so on and so forth, But even a more important one is to design a formula that makes money all the time. So when you look at a lot of our acquisitions or change in structure, it's to give us the strategic depth to never miss. If you look actually how what Carlos and Alex have done in TerraForm Power, the way they have distributed the assets so well, because of that structure they're going to be better performing. And we will continue to do these kind of moats in our business all the time. So on the surface looks like it's a lot of things. Reality is we are de-risking the business as time progresses by having many sources of volume growth, many sources of cash flows, many vehicles so we can drop down our assets and never have to sell projects to other people and make less money. And that's why we feel very confident about our execution. Not only because of the operations, which we are maniacal about, but also the way we design the formula.

Brian Wuebbels^ I think the last piece, Lee, that I will mention is, we said this previously. As we get into the deeper parts of the dividends coming back to the parent and the IDRs, that clearly we're going to articulate to our shareholders the capital strategy of how we're going to return that capital to our shareholders, whether it's to be through a buyback or whether it's going to be through a dividend. So we're still working on that. The GP conversation, we didn't put a lot of focus on it during this call because we wanted to focus on execution, but that is still front and center. We have full intention, as we get into the IDRs, of returning that capital back to our shareholders.

Lee Cooperman^ Well, good luck and thanks for the comprehensive presentation.

Ahmad Chatila^ Thank you, Lee. Operator?

Operator^ Mahesh Sanganeria, RBC Capital Markets.

Mahesh Sanganeria^ Thank you very much. And thanks again, Brian, for providing all the disclosures. So I have a couple of questions on page 17. Number one, you are assuming that you will turn these projects fairly quickly. So the amount of working capital required at DevCo level is pretty low, but it assumes that you're able to drop these projects and get financing for that. So if you have some difficulty on that, and how does this impact your, or DevCo portion? And the second thing on the short-term construction loans, are you seeing any difficulties there similar to corporate financing, or is that market unaffected by these events?

Brian Wuebbels^ Thank you, Mahesh. For the first one, this is exactly why we've gone down the warehouse route. I think if you roll the tape back several calls ago, the statement I directly made was that the reason we are doing the warehouses is to disconnect the capital structure of SunEdison and the vehicles. And that's fundamental. It was a fundamental corporate finance decision that we cannot -- although as Ahmad said, we are symbiotic in how we provide value to one another, to have a direct linkage on the capital structures is not the right strategy to go down. So the whole logic behind creating significant capacity of warehouses is to allow that buffer. So that if, like in moments we are in now, as Carlos had mentioned, TerraForm has sufficient liquidity to continue to do what it needs to do to operate the Company and buy down projects. And by having the warehouses in between, it doesn't put the pressure on the LP to have to raise capital when the timing is not appropriate. So that is exactly why we're going to do the warehouse. You're going to see more of it. You're going to see more announcements that we do on warehousing capacity, because as we scale the business you are going to see one -- clearly we're working on one for the international business as well, because that's how you disconnect these capital structures. So the SunEdison parent does not see risk from a liquidity point of view and the vehicle does not -- is not forced to raise capital when it is not appropriate. So I think those are the two most important things to protect both shareholders.

On the other side, you asked about the project finance. One of the ironic things is, and Ahmad showed it, the depth of the project finance market is massive. I mean, last year alone almost $300 billion of project finance was arranged across all infrastructure. The other thing that's interesting is if you go back and you look at the statistics, 2008 and 2009 when the market imploded, project finance got financed. Corporate finance shut down, project finance got done. 2011, the exact same thing.

All along you have seen projects get financed. And the reason they get financed is because of their underlying cash flows. Because what you see is that the debt investors that are underwriting that are looking at it going, okay, do I want to take some corporate risk in the high-yield market or do I want to go underwrite an asset that has cash flows, that are investment grade and are 20 year contracted? It's a no-brainer. People look at those assets and go, okay, I will finance that. So in market dislocation it's the one area that you've continued to see get financed. And so we are seeing -- in fact, I would tell you that with the emergence of things like the YieldCo, the project finance markets have only gotten better, and we're seeing that. Because they want to compete for those assets too. So we're not releasing any issues, Mahesh.

Mahesh Sanganeria^ Okay, that's very helpful. Thank you very much, Brian.

Operator^ Gregg Orrill, Barclays.

Gregg Orrill^ Thank you. I guess press reports had TerraForm interested in Pacific Hydro in Australia. And I was just wondering if you could comment on that, or even if that is interest in timing there?

Ahmad Chatila^ Carlos?

Carlos Domenech^ Thanks for the question, Gregg. We are constantly looking at opportunities, as we mentioned before. We're going to be opportunistic. We have a very broad pipeline that our M&A team prosecutes. And we are aware, I would say, of most opportunities, if not all, either because we have them on our, call it, proprietary pipeline or because we're invited to at (inaudible). I have to go back to what we've been saying to you all along. Our focus is our execution, it's the execution of our organic pipeline and our execution on DPS, period. To the extent that we see transactions, that could be finance, either through warehouse facilities that are existing or warehouse facilities that we can structure concurrently to that transaction, we're going to be opportunistic in creation of value for all our investors. But we're not going to take our eye off the execution that we have to perform with what we've got today. So I want to be very clear about that.

Gregg Orrill^ Thank you.

Operator^ Gord Johnson, Wolfe Research.

Gord Johnson^ Hey, guys. Thanks for taking my question.

Ahmad Chatila^ Good morning.

Gord Johnson^ Just a couple. I was wondering if you could walk us through the revenue and cash margins received from TERP drop-downs, and I guess the specific numbers? And then on the PPAs internationally, I thought that the PPAs internationally were lower due to labor? It seems like you guys said they were higher. So if you could just clarify that, maybe there's a misunderstanding there. And then I guess bigger picture, you guys talked about this, but should we consider other opportunities, clearly outside of the areas you're in, like hydro, geothermal, midstream et cetera that you guys can potentially look to get into? Any additional acquisitions. Is that something we should consider over the near term, or is that something you guys will look at longer term? Thanks for the questions.

Ahmad Chatila^ Thank you. Let me answer the last one, and I will get Brian to answer the other two. We have so much growth in solar and wind. By 2020 there will be 180 gigawatts installed that year. In China alone this year it is 40 gigawatts. They put a plan for 800 by 2030. That means 60 gigawatts a year. We really don't have to go beyond where we are. So that's on that one. So I'm not looking at midstream pipelines or geothermal or any of that. I'm not looking at it. Brian, on the other two?

Brian Wuebbels^ Yes. Gordon, thank you. As I mentioned earlier, the margins on the drop-downs were in the mid-teens. So -- sorry, in the low teens. I think was 13% exactly what we disclosed. So hopefully that helps with that math.

The second piece of your question was on the PPA rates internationally. What you said is exactly right, labor rates are much lower. Let me just give you an example. In India right now you can compete with an $0.08 per kilowatt hour PPA with coal, imported coal at $65 a metric tons. So at $0.08 a kilowatt hour for a utility scale project, that's obviously significantly higher than a utility scale PPA in the US. However, the cost to deliver that solar system in India is much lower. So what you're seeing is why the returns are better in India is because you do have higher PPA rates, which in India as well they tend tp have escalations attached to them. So anywhere between a 2% to 3% escalator in the PPA rate. And you are able to deliver solar in India at around the $1 per watt range. And so you're exactly right. The costs are much lower but the PPA rates are higher on a dollar basis. And depending on what region in India, the radiance can be significantly high as well. So that's why what we said earlier is we feel very comfortable with our ability in many of these international markets to provide returns to TerraForm Global that are in excess of its cost to capital. So thank you, Gordon, very much for your questions.

Gord Johnson^ Thank you.

Phelps Morris^ Everyone, thank you very much for joining our first combined call. Thank you Carlos, Alex, Ahmad and appreciate everyone support. Talk to you later. Thanks.

Operator^ Thank you. Ladies and gentlemen, this conference will be made available for replay after 10:30 today through August 20. You may access the AT&T executive replay system at any time by dialing 1-800-475-6701 and entering the access code 366216. International participants can dial 320-365-3844. Again, the numbers are 1-800-475-6701 and international is 320-365-3844 with the access code 366216. That does conclude our conference for today. Thank you for your participation and for using AT&T executive teleconference. You may now disconnect.